UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation and Appointment of Executive Officers

On July 29, 2022 (Beijing Time), Mr. Perry Lu notified the Board of Directors (the “Board”) of Glory Star New Media Group Holdings Limited (the “Company”) of his resignation from the office of Chief Financial Officer (“CFO”) of the Company, effective immediately. Mr. Lu’s resignation was not due to a disagreement with the Company, its operations, policies, or practices but due to personal matters.

On July 29, 2022 (Beijing Time), the Board appointed Mr. Bing Zhang to serve as the interim CFO of the Company until a successor can be found. Mr. Zhang is also currently serving as the Chairman and Chief Executive Officer of the Company.

INCORPORATION BY REFERENCE

This report and Exhibit 99.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-237788) and on Form F-3 (File No. 333-248554), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

Dated: July 29, 2022

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